VIA FACSIMILE	July 2, 2007

ATTORNEYS AT LAW

ONE DETROIT CENTER

500 WOODWARD AVENUE, SUITE 2700

DETROIT, MI 48226-3489

313.234.7100 TEL

313.234.2800 FAX

www.foley.com

WRITER’S DIRECT LINE

313.234.7102

thartman@foley.com EMAIL

CLIENT/MATTER NUMBER

071569-0104

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-9303

Attention: Ms. Kathryn Jacobson

Re:	Oakmont Acquisition Corp.
Amendment No. 4 to Proxy Statement on Schedule 14A
File No. 0-51423

Dear Ms. Jacobson:

Attached for your review per your telephone call of Friday, June 29, 2007, with Brooke Credit’s management, please find the additional supplemental information you requested to comment nos. 6, 7, 10 and 12 from your comment letter dated June 26, 2007.

Also attached for your review per the June 29, 2007 telephone call are proposed changed pages to be included in the next amendment to the proxy statement providing additional disclosure to the amended proxy statement per the additional supplemental responses.

Please call with any questions or comments that you may have, and we appreciate your expedited review of these supplemental responses.

Very truly yours,

/s/ Thomas E. Hartman

Thomas E. Hartman

TEH:sdb

Attachments

cc:	Michael Azar
Anita Larson

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Attachment

6. We note your response to prior comment 11. You disclose in the last paragraph that the fair value of cash reserves is “Calculated by estimating the net present value…using an assumed discount rate, prepayment speed and credit loss percentage. You also disclose in Note 1(h), Securities, on page FS-9, that the “fair value of the cash reserves has been estimated at the cash value of the reserve account.” Please revise or advise.

Response: Disclosure has been added to pages FS-10, FS-11, FS-43 and FS-44.

7. Additionally, we note that your disclosure in Note 1(h), Securities, on page FS-9 that the “amount of gain or loss recorded on the sale of notes receivable to qualifying special purpose entities depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.” As previously requested, please:

•	Provide us with an illustration of how the gain was determined including the journal entries.

Response: Brooke Credit has provided additional supplemental information with respect to the Company’s gain on sale related journal entries on the attached table. Disclosure has also been added to pages FS-11 and FS-44.

10. We note your response to prior comment 14 and footnote (g). Please tell us why the $500,000 increase in the servicing fee payable to Brooke Corporation as disclosed on page 43 is not reflected in the pro forma condensed consolidated statement of operations. Refer to Rule 11-01(b)(6) of Regulations S-X.

Response: Disclosure has been added to page 62 clarifying that the post closing administrative services agreement will provide for the same fee and contain substantially the same terms as the pre closing administrative services agreement.

12. Please see the third paragraph. Tell us why it is appropriate to determine the fair value of the over-collateralization interest in the loans sold to the QSPE that have issued asset-backed securities based on the par value of the underlying loans less the asset-backed securities sold. Also tell us why it is appropriate to determine the fair value of the over-collateralizations interest in the loans sold to the QSPE that have secured debt based on the present value of future expected cash flows. Include in your response references to the appropriate accounting literature.

Response: Additional disclosure has been added to pages FS-11 and FS-44 to distinguish the facility closed during the first quarter of 2007 from the six securitizations closed previously.